October 7, 2014

VIA EDGAR

Kathy Churko

Staff Accountant

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	ARK ETF Trust Request for Withdrawal of N-1A/A Filing File Nos. 333-191019 and 811-22883

Dear Ms. Churko:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, ARK ETF Trust (the “Trust”) respectfully requests withdrawal of the following Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A (the “Amendment”):

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
1	10/7/14	N-1A/A	0001144204-14-059821

The Amendment was intended to file XBRL data with the Commission, but inadvertently was filed as an N-1A/A rather than a 485BPOS. No securities were sold in connection with the Amendment and the XBRL data will be re-filed with the correct form type.

Should you have any questions or comments, please contact Allison Fumai at (212) 698-3526.

Sincerely,

/s/ Jane A. Kanter

Jane A. Kanter

Secretary